
Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat





06017595

5th October 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited (the "Company")

We enclose for your information the following documents of the Company:-

(1) a copy of the Interim Report 2006; and

(2) a notification dated 5th October 2006 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 10/25

[Cng/Annual_Interim report/2006 interim report/dl/5]

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Doc re. Interim Report 2006
Released	10:43 05-Oct-06
Number	0026K

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

JARDINE MATHESON HOLDINGS LIMITED

INTERIM REPORT 2006

Jardine Matheson Holdings Limited announces that its Interim Report for the six months ended 30th June 2006 has been posted to shareholders today, Thursday, 5th October 2006, and is available on the Company's website at www.jardines.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

5th October 2006

www.jardines.com

END

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Jardine Matheson

Interim Report 2006

Jardines

Highlights

Underlying Profit Contribution for the Six Months Ended 30th June 2006*

By Business



Jardine Pacific 19%
Jardine Motors Group 12%
Jardine Lloyd Thompson 7%
Hongkong Land 16%
Dairy Farm 22%
Mandarin Oriental 3%
Jardine Cycle & Carriage 3%
Astra 18%

By Geographical Area



Hong Kong and Mainland China 44%
Asia Pacific 42%
Europe 10%
North America (including interest) 4%

*Excluding corporate and other interests

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

- Good performances from most Group businesses
- Astra's result affected by weak Indonesian motor markets
- Hongkong Land property portfolio value increases 10%
- Interim dividend up 7% to US¢10.00 per share

Results

	(unaudited) Six months ended 30th June		
	2006	2005	Change
	US$m	US$m	%
Underlying profit attributable to shareholders*	**228**	232	*(2)*
Profit attributable to shareholders	**550**	672	*(18)*
Shareholders' funds[†]	**5,710**	4,999	*14*
	US$	US$	%
Underlying earnings per share*	**0.65**	0.67	*(3)*
Earnings per share	**1.57**	1.95	*(19)*
Net asset value per share[†]	**16.18**	14.27	*13*
	US¢	US¢	%
Interim dividend per share	**10.00**	9.35	*7*

*The basis of calculation is set out in note 6 to the condensed financial statements.

[†]At 30th June 2006 and 31st December 2005, respectively. Net asset value per share is based on the book value of shareholders' funds.

Overview

The first half of 2006 saw most of the Group's businesses produce good results despite rising interest rates and a high oil price creating challenges in the business environment. The overall result was, however, affected by a reduced contribution from Astra.

Results

The Group's revenue for the first six months of 2006 was 71% higher at US$7.9 billion, primarily due to the consolidation of Astra, which became a subsidiary in the second half of 2005. The Company's underlying net profit was US$228 million, a decline of 2% over the same period in 2005. Underlying earnings per share were 3% lower at US$0.65. The 2005 figures were, however, flattered by gains on mark to market foreign exchange hedging contracts, excluding which underlying net profit in the first half of 2006 grew 8%.

In accordance with International Financial Reporting Standards, the Company's share of any revaluations in Hongkong Land's investment property portfolio is taken through the profit and loss account. A 10% upward revaluation of the portfolio was recorded at the half year, compared with a 19% increase in the same period in 2005.

Of the Group's wholly-owned subsidiaries, Jardine Pacific achieved strong earnings growth as profitability improved in its construction business. Jardine Motors also produced an excellent result. Among the Group's major quoted subsidiaries, Dairy Farm posted another good result with all its major operations performing well; Mandarin Oriental benefited from healthy markets and contributions from new hotels, although its profit was lower due to the closure for renovation of its major Hong Kong property; while Jardine Cycle & Carriage's earnings performance suffered from the reduced contribution from Astra. Of the Group's principal equity-accounted affiliates, Hongkong Land's increased contribution was due mainly to its rising net rental income and the acquisition of MCL Land. Jardine Lloyd Thompson turned in a little changed performance in difficult conditions. The Group's results were also enhanced by an encouraging first contribution from its 20% investment in Rothschilds Continuation and by lower financing charges.

An increased interim dividend of US¢10.00 per share has been declared.

Business Performance

The marked improvement in profitability at Gammon was the main reason for Jardine Pacific's profit growth. The longer-term future of HACTL is still uncertain due to the continuing discussions on the future cargo handling capacity requirements at Hong Kong's international airport. Jardine Pacific streamlined its portfolio further with the sale of its minority interests in BALtrans and River Trade Terminal during the period and its joint-venture interest in a mid-stream cargo handling operation in August 2006.

In Southern China, Jardine Motors has continued its development of Mercedes-Benz dealerships, which has led to a significant improvement in profitability, while in Hong Kong it is benefiting from good demand for the new Mercedes-Benz S-Class. In July, it sold its joint-venture vehicle contracts business in the United Kingdom.

There was a further expansion of Dairy Farm's South Asian operations where it is maximizing the growth potential of the 'Giant' hypermarket format. Progress is also being made with the remodelling of its formats in India, and opportunities are being pursued in Thailand, Vietnam and Brunei. In North Asia, its 7-Eleven chain in Guangdong Province continues to expand and has reached 250 outlets. The IKEA business in Taiwan is incurring costs in its expansion programme as it opens further large stores. Dairy Farm's Hong Kong restaurant associate, Maxim's, did well to produce a good profit recovery.

Jardine Cycle & Carriage saw its results impacted by the economic slowdown in Indonesia, which had a severe effect on Astra's motor sales and related consumer finance operations. The recent lowering of interest rates in Indonesia was a positive

move, but it is too early to predict the extent of a recovery in consumer confidence. Nevertheless, the medium-term outlook for Astra remains promising. Jardine Cycle & Carriage's motor operations in Singapore are performing well, but its dealership interests in Malaysia and Indonesia are facing challenging markets.

The earnings of Mandarin Oriental were impacted by the temporary closure of Mandarin Oriental, Hong Kong for renovation during the first half of 2006, although the effect was mitigated in part by good performances elsewhere. Its balance sheet was strengthened following the completion of the sale of The Mark hotel in New York. Mandarin Oriental's development strategy remains on course with three new hotel management contracts announced in the period, and the group now has 21 hotels in operation and another ten under development.

Hongkong Land benefited from further rises in Hong Kong office rents and values in the first half of the year, and its rental reversions are set to remain positive. Its latest office building in Hong Kong's Central district, York House, will be ready for occupancy in the fourth quarter, and its joint-venture commercial developments in Singapore are progressing well. The acquisition of a 77% interest in Singapore-listed residential property developer, MCL Land, was completed in February and income from its development projects will start to benefit Hongkong Land's earnings fully in 2007. Elsewhere, the group is active with residential development projects in mainland China, Hong Kong and Macau.

The new management team at Jardine Lloyd Thompson has made progress with the review of operations and strategic positioning of its businesses instigated in response to regulatory and structural changes in the industry. Some changes are already being made, including the agreed sale of most of its businesses in the United States, and the benefits should begin to be seen in 2007 and 2008. The group received approval in May to commence activities as an insurance and reinsurance broker across mainland China in a 51%-owned joint venture.

Rothschilds Continuation's investment banking operations took full advantage of active demand for their advice on mergers and acquisitions, enabling the group to produce a satisfactory overall performance.

People

On 1st April Anthony Nightingale took over as Managing Director from Percy Weatherall, who remains on the Board.

Outlook

The majority of Jardine Matheson's businesses are expected to perform well during the remainder of the year, though the extent of an improvement in Astra's motor and consumer finance operations in Indonesia remains unclear.

Henry Keswick
Chairman

12th September 2006



Jardine Matheson Group



Jardine Pacific

A holding company with a select portfolio representing many of the Group's non-listed Asian businesses, principally in transport services, engineering and construction, restaurants and IT services. (100%)



Jardine Motors Group

A group engaged in the distribution, sales and service of motor vehicles in Hong Kong, Macau and the United Kingdom, and with a growing presence in mainland China. (100%)



JARDINE LLOYD THOMPSON Group plc

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (30%)



Jardine Strategic

A listed company holding most of the Group's major listed interests, including 53% of Jardine Matheson. (80%)

(Figures in brackets show effective ownership by Jardine Matheson as at 12th September 2006.)



Hongkong Land

A listed property group with some 5 million sq. ft of prime commercial property in central Hong Kong and further high quality commercial and residential developments in Asia. (44%)



A listed pan-Asian retail group operating over 3,340 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)



A listed international hotel investment and management group with a portfolio of 31 deluxe and first class hotels worldwide, including ten under development. (74%)



Rothschilds Continuation

An unlisted holding company within the Rothschild group with various financial services interests, including the investment bank N M Rothschild & Sons. (20%)



Jardine Cycle & Carriage

A Singapore-listed holding company with an interest of just over 50% in the listed Indonesian conglomerate, Astra International, and motor trading interests in Southeast Asia. (64%)



The largest Indonesian motor group, manufacturing, assembling and distributing motor vehicles and components in partnership with industry leaders such as Toyota and Honda.

Astra's financial services businesses consist of consumer finance (principally automobile and motorcycle), insurance and a 44.5% interest in Bank Permata.

Astra's other interests include heavy machinery; mining contracting; oil palm plantations; and distribution of office automation products and IT services.

(Figures in brackets show effective ownership by Jardine Strategic as at 12th September 2006.)

The Jardine Matheson Group is an Asian-based conglomerate with a broad portfolio of businesses. The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Jardine Pacific

Jardine Pacific's underlying profit for the first half increased by 24% to US$46 million, due largely to a marked improvement at Gammon. Excluding businesses sold in 2005 the increase would have been 38%. Overall, the operating environment for Jardine Pacific's businesses remains positive and its outlook for the second half is encouraging.

HACTL performed in line with last year as cargo throughput remained steady at Hong Kong's international airport, although the longer-term prospects for the business remain uncertain due to the continuing discussions over proposed increases in cargo handling capacity at the airport. Jardine Aviation Services had a good first half as flight frequencies increased by over 10%, but Jardine Shipping Services continued to suffer from the downward trend in freight rates. The group sold its minority shareholdings in BALtrans and River Trade Terminal during the period and its interest in a mid-stream cargo handling joint venture in August 2006.

Gammon benefited from the receipt of claims income from contracts completed in prior periods as well as from good progress in its projects in Macau. Jardine Schindler's earnings were at a similar level to last year, although a strong order book means that the outlook for the remainder of the year is positive. Jardine Engineering Corporation's earnings were slightly down due to slower sales in mainland China.

Jardine OneSolution recorded an improved profit, and Jardine Restaurants continued to achieve good earnings growth from its Pizza Hut operations in Hong Kong and Taiwan. A good performance from its leasing division led to a higher result for Colliers Halifax in Japan. Central finance costs rose slightly due to higher interest rates.

Jardine Motors Group

Jardine Motors' underlying net profit from continuing businesses for the six months rose 27% to US$28 million.

In Hong Kong, Zung Fu benefited from the deliveries of new Mercedes-Benz models launched towards the end of 2005 and increased its market share. Its service centres also continued to do well. The performance of its Hyundai passenger car franchise was steady despite tough competition in the product segment. A significant improvement in profitability was achieved in its Mercedes-Benz operations in Southern China where a strong growth in volumes was a reflection of the buoyant market.

Despite a weaker new car market in the United Kingdom, the group's dealerships produced increased earnings helped by a good used car performance, further overhead reductions and lower financing charges. The net profit, however, was lower than the first half of 2005, which had benefited from the release of property provisions. The vehicle leasing joint venture, Appleyard Vehicle Contracts, performed in line with the prior year, and in July 2006 the business was sold at a profit of some US$35 million, which will be recognized in the results for the full year.

Jardine Lloyd Thompson

Jardine Lloyd Thompson's turnover for the first six months was up 4% at £260 million (US$467 million). Underlying profit before tax was largely unchanged at £47 million (US$84 million) as higher investment income compensated for the effect of lower trading profits. Underlying diluted earnings per share were 8% lower.

Management has made progress in a review of the operations and strategic positioning of the group's businesses, of which the full benefits should be achieved progressively over the next two years. Agreement has already been reached for the sale of most of the group's businesses in the United States, which is expected to complete by 31st October. The group is also addressing its pension deficit and is proposing to replace its defined benefit pension scheme in the United Kingdom with a defined contribution scheme.

Risk & Insurance increased its turnover by 5%, but the trading margin fell due to declining premium rates and intense competition for market share. Turnover was stable in Risk Solutions, where margins are also under pressure and a new management team is now in place. Most of the group's other operations produced satisfactory performances, with strong showings from the specialist wholesale and Asian operations. In May, approval was received to commence business as an insurance and reinsurance broker across mainland China in a 51%-owned joint venture.

Employee Benefits in the United Kingdom performed well. Client retention remained strong and turnover increased 9%, while the trading margin again improved.

Dairy Farm

Dairy Farm achieved good results in most of its major markets in the first six months in a trading environment that was generally favourable. Sales, including associates, increased by 8% to US$2.9 billion, while net profit rose 13% to US$86 million. Most of Dairy Farm's businesses are continuing to trade well and the prospects are positive for the remainder of the year.

The South Asian businesses achieved good growth in sales and profit, up 16% and 12% respectively, as Malaysia and Singapore performed well and Indonesia continued to improve. Dairy Farm now operates 44 Giant hypermarkets in the region, and a further 14 are planned for the second half. In Malaysia, regulatory approvals received for additional hypermarket and health and beauty outlets allow for further growth in that market, while 7-Eleven in Singapore is to operate convenience stores located at Shell petrol stations. The group is making progress in India with the remodelling and expansion of its operations, while its fledgling health and beauty venture in Thailand opened seven new stores to finish the period with ten outlets. Opportunities are also being pursued in Vietnam and Brunei.

Sales in North Asia increased by 5%. There were good performances from its operations in Hong Kong, and its supermarkets in Taiwan produced an improved result. In Guangdong Province, 7-Eleven continued to expand and reached 250 stores at the end of June. The group's South Korean associate, Olive Young, achieved satisfactory gains in like-for-like sales. IKEA increased its profit in Hong Kong, but the result from Taiwan was held back by significant pre-opening expenses for a new large store in Taipei. Dairy Farm's Hong Kong-based restaurant associate, Maxim's, enjoyed a strong profit increase as a recovery in its Chinese restaurants was complemented by good contributions from Starbucks and the newly-acquired Genki Sushi business.

Hongkong Land

Hongkong Land's underlying profit rose 11% to US$117 million in the first half of 2006 as net rental income rose strongly on positive reversions. Residential profits from existing projects were lower on fewer completions, although this was more than compensated for by the first contribution from MCL Land. The overall result also reflected higher interest rates and increased debt levels following the investment in MCL Land. The value of the group's portfolio increased by a further 10% during the period to US$10.8 billion, although the pace of growth is slowing.

High levels of occupancy continued to underpin the commercial property market in Hong Kong's Central district and although the rate of rental increase is moderating Hongkong Land's rent reversions are set to remain strongly positive. At the end of June the vacancy in its office portfolio was below 5% and its retail portfolio was fully let. The prospects are good for the letting of York House, due to complete in the fourth quarter. In Singapore, the group's one-third owned development, One Raffles Quay, is now almost entirely committed prior to full completion in the fourth quarter. The neighbouring Business and Financial Centre site, acquired by the same consortium, has received approval of its masterplan and construction should begin later in the year.

MCL Land made a useful profit contribution and has reported good progress in both sales and site acquisitions.

Construction of the third phase of the group's joint-venture residential development in Beijing is nearing completion, the profits from which will be recognized when the units are handed over next year; work has also begun on the fourth phase. In Macau, Hongkong Land's joint-venture residential and commercial development has also begun construction, with completion projected for 2008/2009.

Mandarin Oriental

Market conditions remained favourable for Mandarin Oriental as room rates benefited from growing demand and limited new supply. Profit attributable to shareholders, excluding gains from disposals, was US$14 million in the first half of 2006 compared with US$19 million in the same period in 2005. The temporary closure for renovation of Mandarin Oriental, Hong Kong, has affected results, although the impact was partly offset by growing contributions from other properties. The completion of the sale of The Mark hotel in New York at a profit of US$35 million enhanced the group's financial position. Revenues will continue to be affected by the Hong Kong renovation for the remainder of 2006, but overall market conditions are expected to remain good.

The Excelsior, Hong Kong and the group's European properties benefited from rising average rates and strong demand. The contribution from its associates and joint ventures also increased with stronger performances in Macau, Bangkok and New York, while its Singapore hotel also produced significantly improved results following extensive renovations that were completed in the first half of 2005.

Mandarin Oriental, Hong Kong is scheduled to reopen partially in late September with most of the public areas complete and the full complement of rooms becoming available in stages by the year end. A 99-room hotel in Prague will also be opened in September. A further three new management projects were announced by Mandarin Oriental in the first half. A luxury resort on Hainan Island in China is scheduled to open in 2007, followed by properties in Barcelona and Dallas. Further opportunities are under consideration as Mandarin Oriental continues to develop as one of the world's leading luxury hotel groups.

Jardine Cycle & Carriage

Jardine Cycle & Carriage's underlying profit after tax and minority interests for the period declined by 38% to US$96 million. Astra's results were impacted by weak consumer demand for motors and its contribution was 32% lower at US$99 million. Earnings from the group's other motor operations at US$13 million were 23% down due to a reduced profit in PT Tunas Ridean, its 37%-owned Indonesian associate, and the absence of a contribution from Australia. The contribution from property also ceased following the distribution in specie in January 2006 of the group's interest in MCL Land.

Weak demand in Indonesia saw the market for motor cars decline by 49% and for motorcycles by 26%. Astra's market share for motor cars rose from 46% to 56%, supported by Toyota's strong range and the introduction of new models, but its market share for motorcycles was slightly lower at 50%. Astra's related consumer finance activities experienced a similar decline and have increased their provisions for doubtful debts.

Within Astra's non-automotive activities, United Tractors' contract coal mining operations performed well, increasing overburden removal by 32% and coal extraction by 23%, but sales of Komatsu heavy equipment fell 25% on lower demand from the mining sector. Net income from agribusiness grew 8% as Astra Agro Lestari raised its crude palm oil sales by 23% and benefited from firmer prices. In infrastructure, the result from Astra's small investment in a toll road was satisfactory. On 7th September 2006, Astra announced that in partnership with Standard Chartered Bank, each is investing a further US$97 million to acquire additional shares in PT Bank Permata Tbk, thereby increasing their respective shareholdings from 31.6% to 44.5%.

Jardine Cycle & Carriage's Malaysian motor operation, Cycle & Carriage Bintang, saw its sales impacted by the introduction of a new national automotive policy that caused considerable disruption to the market. PT Tunas Ridean also suffered from weak demand and additional doubtful debt provisions. The Singapore motor operations, however, performed well with good growth from Mitsubishi as passenger car sales increased by 41%. Sales of Mercedes-Benz benefited from the launch of the new S-Class and rose 6%. Sales of Kia also rose 6%. The group has been appointed as the distributor for Citroen in Singapore with effect from 1st October 2006.

Consolidated Profit and Loss Account

	Note	(unaudited) Six months ended 30th June 2006 US$m	2005 US$m	Year ended 31st December 2005 US$m
Revenue	*2*	**7,878**	4,608	11,929
Cost of sales		**(6,046)**	(3,555)	(9,131)
Gross profit		**1,832**	1,053	2,798
Other operating income		**228**	148	356
Selling and distribution costs		**(978)**	(682)	(1,593)
Administration expenses		**(436)**	(227)	(695)
Other operating expenses		**(64)**	(11)	(56)
Operating profit	*3*	**582**	281	810
Financing charges		**(110)**	(53)	(154)
Share of results of associates and joint ventures excluding change in fair value of investment properties		**208**	276	523
Increase in fair value of investment properties		**360**	471	814
Share of results of associates and joint ventures	*4*	**568**	747	1,337
Profit before tax		**1,040**	975	1,993
Tax	*5*	**(157)**	(56)	(173)
Profit for the period		**883**	919	1,820
Attributable to:				
Shareholders of the Company		**550**	672	1,245
Minority interests		**333**	247	575
		883	919	1,820
		US$	US$	US$
Earnings per share	*6*			
– basic		**1.57**	1.95	3.59
– diluted		**1.53**	1.93	3.55

Consolidated Balance Sheet

	Note	(unaudited) At 30th June 2006 US$m	(unaudited) At 30th June 2005 US$m	(restated) At 31st December 2005 US$m
Assets				
Intangible assets		**1,743**	885	1,690
Tangible assets		**2,610**	1,428	2,404
Investment properties		**179**	157	179
Plantations		**413**	–	383
Associates and joint ventures		**5,498**	4,614	5,062
Other investments		**877**	615	686
Financing and other debtors		**1,141**	57	1,347
Deferred tax assets		**116**	57	103
Pension assets		**150**	135	152
Non-current assets		**12,727**	7,948	12,006
Properties for sale		–	391	–
Stocks and work in progress		**1,447**	812	1,491
Trade, financing and other debtors		**2,441**	672	2,384
Current tax assets		**83**	14	56
Bank balances and other liquid funds				
– non-finance companies		**1,693**	1,542	1,503
– finance companies		**189**	–	187
		1,882	1,542	1,690
		5,853	3,431	5,621
Non-current assets classified as held for sale	*7*	**39**	149	690
Current assets		**5,892**	3,580	6,311
Total assets		**18,619**	11,528	18,317

	Note	(unaudited) At 30th June 2006 US$m	(unaudited) At 30th June 2005 US$m	(restated) At 31st December 2005 US$m
Equity				
Share capital		**153**	150	151
Share premium and capital reserves		**25**	11	21
Revenue and other reserves		**6,405**	4,781	5,608
Own shares held		**(873)**	(756)	(781)
Shareholders' funds	*8*	**5,710**	4,186	4,999
Minority interests		**4,070**	1,836	3,876
Total equity		**9,780**	6,022	8,875
Liabilities				
Long-term borrowings				
– non-finance companies		**2,375**	2,667	2,631
– finance companies		**825**	–	1,005
		3,200	2,667	3,636
Deferred tax liabilities		**466**	182	459
Pension liabilities		**191**	138	176
Non-current provisions		**17**	5	16
Other non-current liabilities		**154**	19	151
Non-current liabilities		**4,028**	3,011	4,438
Creditors and accruals		**2,779**	1,850	2,838
Current borrowings				
– non-finance companies		**806**	522	619
– finance companies		**1,027**	–	1,169
		1,833	522	1,788
Current tax liabilities		**145**	74	128
Current provisions		**53**	48	54
		4,810	2,494	4,808
Liabilities directly associated with non-current assets classified as held for sale	*7*	**1**	1	196
Current liabilities		**4,811**	2,495	5,004
Total liabilities		**8,839**	5,506	9,442
Total equity and liabilities		**18,619**	11,528	18,317

Consolidated Statement of Recognized Income and Expense

	(unaudited) Six months ended 30th June 2006 US$m	(unaudited) Six months ended 30th June 2005 US$m	(restated) Year ended 31st December 2005 US$m
Surpluses on revaluation of intangible assets	–	2	458
Surpluses on revaluation of properties	–	2	77
Gains/(losses) on revaluation of other investments	**208**	(27)	48
Actuarial (losses)/gains on defined benefit pension plans	**(10)**	–	14
Net exchange translation differences	**225**	(100)	(84)
Gains on cash flow hedges	**2**	19	24
Tax on items taken directly to equity	**3**	(1)	(170)
Net income/(expense) recognized directly in equity	**428**	(105)	367
Transfer to profit and loss on disposal of other investments	**(8)**	(20)	(20)
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	**1**	(1)	(1)
Transfer to profit and loss in respect of cash flow hedges	**2**	3	–
Profit for the period	**883**	919	1,820
Total recognized income and expense for the period	**1,306**	796	2,166
Attributable to:			
Shareholders of the Company	**777**	597	1,401
Minority interests	**529**	199	765
	1,306	796	2,166

Surpluses on revaluation of intangible assets represent the increase in fair value attributable to the Group's previously held interests in Astra and PT Hero Supermarket on the date they became subsidiary undertakings.

Consolidated Cash Flow Statement

	Note	(unaudited) Six months ended 30th June 2006 US$m	2005 US$m	Year ended 31st December 2005 US$m
Operating activities				
Operating profit		**582**	281	810
Interest income		**(46)**	(18)	(56)
Depreciation and amortization		**194**	83	249
Other non-cash items		**7**	(74)	(38)
Decrease/(increase) in working capital		**185**	(119)	(361)
Interest received		**45**	21	55
Interest and other financing charges paid		**(105)**	(67)	(165)
Tax paid		**(185)**	(37)	(179)
		677	70	315
Dividends from associates and joint ventures		**236**	110	303
Cash flows from operating activities		**913**	180	618
Investing activities				
Purchase of subsidiary undertakings	*10(a)*	**(31)**	(25)	219
Purchase of associates and joint ventures	*10(b)*	**(45)**	(133)	(302)
Purchase of other investments		**(5)**	(4)	(12)
Purchase of land use rights		**(4)**	(1)	(12)
Purchase of tangible assets		**(363)**	(90)	(458)
Purchase of investment properties		**(2)**	(8)	(18)
Purchase of plantations		**(8)**	–	(6)
Loans to associates, joint ventures and other		**–**	(13)	(13)
Sale of subsidiary undertakings	*10(c)*	**272**	(6)	80
Sale of associates and joint ventures	*10(d)*	**10**	118	181
Sale of other investments	*10(e)*	**46**	37	40
Sale of land use rights		**8**	–	33
Sale of tangible assets		**28**	8	63
Sale of investment properties		**–**	45	49
Cash flows from investing activities		**(94)**	(72)	(156)
Financing activities				
Issue of shares		**2**	7	13
Capital contribution from minority shareholders		**10**	4	4
Drawdown of borrowings		**4,629**	4,801	9,735
Repayment of borrowings		**(5,171)**	(4,435)	(9,516)
Dividends paid by the Company		**(71)**	(59)	(76)
Dividends paid to minority shareholders		**(77)**	(152)	(199)
Cash flows from financing activities		**(678)**	166	(39)
Effect of exchange rate changes		**20**	(4)	(2)
Net increase in cash and cash equivalents		**161**	270	421
Cash and cash equivalents at beginning of period		**1,684**	1,263	1,263
Cash and cash equivalents at end of period		**1,845**	1,533	1,684

Analysis of Profit Contribution

	(unaudited) Six months ended 30th June		Year ended 31st December
	2006	2005	2005
	US$m	US$m	US$m
Group contribution			
Jardine Pacific	46	38	90
Jardine Motors Group	31	26	47
Jardine Lloyd Thompson	18	19	29
Hongkong Land	39	36	65
Dairy Farm	53	48	118
Mandarin Oriental	8	11	21
Jardine Cycle & Carriage	6	8	23
Astra	46	70	127
Corporate and other interests	(19)	(24)	(57)
Underlying profit	228	232	463
Increase in fair value of investment properties	287	375	664
Other net gains	35	65	118
Profit attributable to shareholders	550	672	1,245
Analysis of Jardine Pacific's contribution			
Gammon Construction	6	(5)	1
HACTL	14	14	33
Jardine Aviation Services	4	4	9
Jardine Engineering Corporation	3	4	10
Jardine OneSolution	5	3	6
Jardine Property Investment	1	1	3
Jardine Restaurants	8	6	13
Jardine Schindler	8	8	13
Jardine Shipping Services	2	4	7
Other interests	1	1	2
Corporate	(6)	(6)	(14)
	46	34	83
Discontinued businesses	–	4	7
	46	38	90
Analysis of Jardine Motors Group's contribution			
Hong Kong and Mainland China	21	13	24
United Kingdom	8	10	16
Corporate	(1)	(1)	(1)
	28	22	39
Discontinued businesses	3	4	8
	31	26	47

Notes

1 Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

In 2006, the Group adopted the following amendments and interpretation to existing standards which are relevant to its operations.

IAS 39 (amended 2005)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (amended 2005)	The Fair Value Option
IAS 39 and IFRS 4 (amended 2005)	Financial Guarantee Contracts
IFRIC 4	Determining whether an Arrangement contains a Lease

There have been no changes to the accounting policies described in the 2005 annual financial statements as a result of adoption of the above amendments and interpretation.

Following revision of the initial accounting in respect of the acquisition of Astra in 2005, the consolidated balance sheet at 31st December 2005 and the consolidated statement of recognized income and expense for the year ended 31st December 2005 have been restated to reflect adjustments to the provisional fair values of identifiable assets and liabilities determined at the date of acquisition, and the consequential change in the surplus on revaluation of intangible assets attributable to the Group's previously held interest in that company. These adjustments have no impact on the consolidated profit and loss account.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 8.

2 Revenue

	Six months ended 30th June	
	2006	2005
	US$m	US$m
By business:		
Jardine Pacific	**472**	471
Jardine Motors Group	**1,185**	1,118
Dairy Farm	**2,496**	2,282
Mandarin Oriental	**183**	193
Jardine Cycle & Carriage	**558**	543
Astra	**2,980**	–
Other activities	**4**	1
	7,878	4,608

3 Operating Profit

	Six months ended 30th June	
	2006	2005
	US$m	*US$m*
By business:		
Jardine Pacific	29	20
Jardine Motors Group	44	39
Dairy Farm	104	97
Mandarin Oriental	97	82
Jardine Cycle & Carriage	19	25
Astra	286	–
	579	263
Corporate and other interests	3	18
	582	281

4 Share of Results of Associates and Joint Ventures

	Six months ended 30th June	
	2006	2005
	US$m	US$m
By business:		
Jardine Pacific	39	26
Jardine Motors Group	3	4
Jardine Lloyd Thompson	18	37
Hongkong Land	46	46
Dairy Farm	10	8
Mandarin Oriental	6	2
Jardine Cycle & Carriage	2	7
Astra	70	146
Corporate and other interests	14	–
	208	276
Increase in fair value of investment properties	360	471
	568	747

Results are shown after tax and minority interests.

Results of Astra for the six months ended 30th June 2006 represents Astra's share of the results of its joint ventures. The comparative figure for 2005 represents Jardine Cycle & Carriage's share of the results of Astra when it was an associate.

5 Tax

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$5 million *(2005: US$4 million)*.

6 Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$550 million *(2005: US$672 million)* and on the weighted average number of 350 million *(2005: 346 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders of US$537 million *(2005: US$671 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 352 million *(2005: 348 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

	Six months ended 30th June					
	2006			2005		
		Basic earnings per share	Diluted earnings per share		Basic earnings per share	Diluted earnings per share
	US$m	US$	US$	US$m	US$	US$
Underlying profit	**228**	**0.65**	**0.65**	232	0.67	0.67
Increase in fair value of investment properties	**287**			375		
Other net gains	**35**			65		
	322			440		
Profit attributable to shareholders	**550**	**1.57**	**1.53**	672	1.95	1.93

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	Six months ended 30th June	
	2006	2005
	US$m	US$m
Increase in fair value of investment properties in Hongkong Land	**287**	375
Sale and closure of businesses		
– The Mark	**21**	–
– Kahala Mandarin Oriental	**–**	21
– other	**1**	7
	22	28
Buyout of minority interests in Jardine Lloyd Thompson	**–**	17
Value added tax recovery in Jardine Motors Group	**–**	3
Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**–**	1
Sale of investments	**15**	16
Asset impairment	**(2)**	–
	322	440

7 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	At 30th June 2006 US$m	At 30th June 2005 US$m	At 31st December 2005 US$m
Intangible assets	–	–	7
Tangible assets	**11**	112	72
Investment properties	–	–	24
Associates and joint ventures	**28**	37	34
Other investments	–	–	28
Deferred tax assets	–	–	1
Current assets	–	–	524
Total assets	**39**	149	690
Long-term borrowings	–	–	81
Deferred tax liabilities	**1**	1	1
Other non-current liabilities	–	–	2
Current liabilities	–	–	112
Total liabilities	**1**	1	196

The non-current assets classified as held for sale at 30th June 2006 included certain of Jardine Motors Group's properties in the United Kingdom and its interest in Appleyard Vehicle Contracts with carrying amounts of US$9 million and US$28 million respectively.

The non-current assets classified as held for sale at 31st December 2005 principally comprised Jardine Pacific's investment in BALtrans, Mandarin Oriental's interest in The Mark and Jardine Cycle & Carriage's interest in MCL Land. The Group's interests in BALtrans and The Mark were disposed of during the period, resulting in gains of US$11 million and US$77 million respectively, which were included in other operating income. Jardine Cycle & Carriage's interest in MCL Land was distributed to its shareholders by way of a dividend in specie. Jardine Strategic subsequently disposed of its 40.9% interest in MCL Land that it received through the distribution to Hongkong Land for US$163 million, which approximates its carrying amount.

8 Shareholders' Funds

	Six months ended 30th June 2006 US$m	Six months ended 30th June 2005 US$m
At 1st January		
– as previously reported	**5,020**	3,639
– consequential change arising from adjustments to provisional fair values on acquisition of Astra	**(21)**	–
– as restated	**4,999**	3,639
Recognized income and expense attributable to shareholders	**777**	597
Dividends *(refer note 9)*	**(125)**	(108)
Employee share option schemes		
– value of employee services	**4**	2
– exercise of share options	**2**	7
Scrip issued in lieu of dividends	**144**	128
Change in attributable interests	**1**	–
Increase in own shares held	**(92)**	(79)
At 30th June	**5,710**	4,186

9 Dividends

	Six months ended 30th June	
	2006	2005
	US$m	US$m
Final dividend in respect of 2005 of US¢35.65 *(2004: US¢31.50)* per share	**216**	187
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(91)**	(79)
	125	108

An interim dividend in respect of 2006 of US¢10.00 *(2005: US¢9.35)* per share amounting to a total of US$61 million *(2005: US$56 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$26 million *(2005: US$24 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2006.

10 Notes to Consolidated Cash Flow Statement

	Six months ended 30th June	
	2006	2005
(a) Purchase of subsidiary undertakings	US$m	US$m
Intangible assets	**–**	8
Tangible assets	**4**	71
Current assets	**15**	84
Long-term borrowings	**(1)**	(9)
Deferred tax liabilities	**–**	(15)
Pension liabilities	**(1)**	–
Other non-current liabilities	**–**	(9)
Current liabilities	**(9)**	(70)
Minority interests	**(2)**	–
Fair value of net assets	**6**	60
Adjustment for minority interests	**4**	(25)
Fair value of net assets acquired	**10**	35
Goodwill	**3**	10
Total consideration	**13**	45
Adjustment for carrying value of associates and joint ventures	**(2)**	(26)
Cash and cash equivalents of subsidiary undertakings acquired	**–**	1
Net cash outflow	**11**	20
Purchase of shares in Jardine Cycle & Carriage	**20**	5
	31	25

Net cash outflow in 2006 of US$11 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom. Net cash outflow in 2005 of US$20 million included US$13 million for Dairy Farm's acquisition of an additional 20.4% interest in PT Hero Supermarket.

(b) Purchase of associates and joint ventures for the six months ended 30th June 2006 included US$26 million for Astra's interest in Toyota Astra Financial Services and Jardine Strategic's increased interest in Hongkong Land of US$13 million. Purchase of associates and joint ventures for the six months ended 30th June 2005 included Jardine Cycle & Carriage's increased interest in Astra of US$124 million and Jardine Strategic's increased interest in Hongkong Land of US$9 million.

10 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Sale of subsidiary undertakings	Six months ended 30th June 2006 US$m	2005 US$m
Intangible assets	12	–
Tangible assets	92	–
Investment properties	24	–
Associates and joint ventures	35	–
Deferred tax assets	1	–
Current assets	615	1
Long-term borrowings	(100)	–
Deferred tax liabilities	(1)	–
Current liabilities	(163)	(1)
Net assets	515	–
Adjustment for minority interests	(261)	–
Net assets disposed of	254	–
Cumulative exchange translation differences	(3)	–
Profit on disposal	83	–
Adjustment for deferred consideration	–	1
Adjustment for carrying value of associates and joint ventures	(13)	–
Sale proceeds	321	1
Closure and related costs	(1)	–
Tax paid on disposals	–	(7)
Cash and cash equivalents of subsidiary undertakings disposed of	(48)	–
Net cash inflow/(outflow)	272	(6)

Sale proceeds in 2006 of US$321 million included US$143 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$13 million from Astra's partial sale of its interest in Aisin and US$163 million from the sale of the Group's interest in MCL Land.

(d) Sale of associates and joint ventures for the six months ended 30th June 2006 included a repayment of shareholder's loan from HACTL of US$9 million in Jardine Pacific. Sale of associates and joint ventures for the six months ended 30th June 2005 included US$97 million from Mandarin Oriental's sale of its interest in Kahala Mandarin Oriental.

(e) Sale of other investments for the six months ended 30th June 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans. Sale of other investments for the six months ended 30th June 2005 included US$36 million from Jardine Strategic's sale of its interest in EON Capital.

11 Capital Commitments and Contingent Liabilities

	At 30th June 2006 US$m	2005 US$m	At 31st December 2005 US$m
Capital commitments	315	232	310
Contingent liabilities Guarantees in respect of facilities made available to associates and joint ventures	71	78	78

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

Shareholder Information

Dividend

The interim dividend of US¢10.00 per share will be payable on 22nd November 2006 to shareholders on the register of members at the close of business on 29th September 2006, and will be available in cash with a scrip alternative. The ex-dividend date will be on 27th September 2006, and the share registers will be closed from 2nd to 6th October 2006, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 3rd November 2006. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 8th November 2006. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

Press releases and other financial information on the Company can be accessed through the Internet at 'www.jardines.com'.

www.jardines.com

Jardine Matheson Holdings Limited
Jardine House, Hamilton, Bermuda